EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Evolving Systems, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of our report dated March 14, 2007, with respect to the consolidated balance sheets of Evolving Systems, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Evolving Systems, Inc.

Our report refers to the Company’s January 1, 2006 adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG LLP

Denver, Colorado

March 21, 2007